[Tri-County Financial Corp. Letterhead]

January 10, 2011

VIA EDGAR AND FACSIMILE

Mr. Christian Windsor
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:
Tri-County Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Qs for the Quarters Ended March 31, June 30 and September 30, 2010
Definitive Proxy Statement on Schedule 14A Filed April 7, 2010
File No. 001-18279

Dear Mr. Windsor:

We have received your letter dated December 29, 2010 regarding comments on the above filings.  We appreciate your review and are providing responses to each of the comments.  To facilitate your review, we have repeated each of your comments followed by our response.

Definitive Proxy Statement on Schedule 14A

Comment No. 1:

We note you do not provide any discussion of your evaluation of the potential of your compensation as contemplated by Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response to Comment No. 1:

The discussion contemplated by Item 402(s) of Regulation S-K is inapplicable as Tri-County Financial Corporation (the “Company”) is a smaller reporting company.

Mr. Christian Windsor
January 10, 2011

Other Information Relating to Directors and Executive Officers

Relationships and Transactions with the Company and the Bank, page 24

Comment No. 2:

In future filings, please revise your disclosure to include the requirement that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made in the ordinary course of business.  Please refer to instruction 4(c)(i) to Item 404(a) of Regulation S-K.  Also, please confirm that by “others” in the representations included on page 24, you mean “others not related to” Tri-County.  Please refer to Instruction 4(c)(ii) of Regulation S-K.  Confirm that you will provide the correct representation in future filings.

Response to Comment No. 2:

In future filings, we will revise our disclosure to include the requirements that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made in the ordinary course of business.  We confirm that “others” in the representations included on page 24 refers to others not related to Tri-County and confirm that we will provide the correct representation as required by Item 404(a) of Regulation S-K  in future filings.

* * * * *

Furthermore, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Mr. Christian Windsor
January 10, 2011

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (240) 427-1033.

Very truly yours,

TRI-COUNTY FINANCIAL CORPORATION

By:	/s/ Michael L. Middleton
Michael L. Middleton
President and Chief Executive Officer

cc:	Erin Magnor, Securities and Exchange Commission Gary R. Bronstein, Kilpatrick Stockton LLP Scott A. Brown, Kilpatrick Stockton LLP